THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”), dated as of May 2, 2007, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), White Narcissus Marine S.A., a Panamanian corporation (the “Guaranteeing Subsidiary”) and an indirect subsidiary of the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, N.A. (or its permitted successor) as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 18, 2006 providing for the issuance of 9½% Senior Notes due 2014 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Third Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.

CAPITALIZED TERMS.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.

AGREEMENT TO GUARANTEE.  The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.

4.

NEW YORK LAW TO GOVERN.  THIS THIRD SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5.

COUNTERPARTS.  The parties may sign any number of copies of this Third Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

6.

EFFECT OF HEADINGS.  The Section headings herein are for convenience only and shall not affect the construction hereof.

7.

THE TRUSTEE.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed and attested, all as of the date first above written.

WHITE NARCISSUS MARINE S.A.
By:	/s/ Vasiliki Papaefthymiou
Name:
Title:
NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President, Legal
KLEIMAR N.V., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAV HOLDINGS LIMITED, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
NAVIOS CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ANEMOS MARITIME HOLDINGS INC., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
NAVIOS SHIPMANAGEMENT INC., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
AEGEAN SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

LIBRA SHIPPING ENTERPRISES CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
ALEGRIA SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

FELICITY SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
GEMINI SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
ARC SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

GALAXY SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
MAGELLAN SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

IONIAN SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
APOLLON SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
HERAKLES SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ACHILLES SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
KYPROS SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

HIOS SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
MERIDIAN SHIPPING ENTERPRISES INC., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
MERCATOR SHIPPING CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
HORIZON SHIPPING ENTERPRISES CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
HYPERION ENTERPRISES INC., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

STAR MARITIME ENTERPRISES CORPORATION, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
NAVIMAX CORPORATION, as a Guarantor
By:	Shunji Sasada
	Name:	Shunji Sasada
	Title:	President
NAVIOS HANDYBULK INC., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
NAVIOS INTERNATIONAL INC., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
HESTIA SHIPPING LTD., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer
WELLS FARGO BANK, N.A., as Trustee
By:	/s/ Jane Schweiger
Authorized Signatory